Mail Stop 4720

September 30, 2009

By US Mail and facsimile to (973) 697-5809

Thomas J. Shara
President and Chief Executive Officer
Lakeland Bancorp, Inc.
250 Oak Ridge Road
Oak Ridge, NJ 07438

       Re: **Lakeland Bancorp, Inc.**
                Form 10-Q for Fiscal Quarter Ended June 30, 2009
                Filed August 10, 2009
                File No. 000-17820

Dear Mr. Shara:

       We have reviewed your response dated September 17, 2009 and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2009
Note 11- Preferred Stock, page 15

1.   We have reviewed your response to prior comment three from our letter dated September 2, 2009. We note from your response that you intend to retire the preferred shares before the preferred dividend rate increases from 5% to 9% in year five; therefore, it is still unclear how you determined that discounting the cash flows of the contractual dividends over a 10 year period is appropriate. Please further explain your position, given your intentions. Additionally, tell us whether you would obtain a materially different valuation on the preferred shares if you assumed their probable early redemption at year five.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Attorney Advisor